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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of June 2003

                     Electrochemical Industries (1952) Ltd.
                     --------------------------------------
                 (Translation of registrant's name into English)

                                    Haifa Bay
                              Acre Industrial Area
                                  P.O. Box 1929
                               Haifa, 31019 Israel
                               -------------------
                    (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Yes  X        No
             ---          ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes           No  X
             ---          ---

     The following item or items, which are filed herewith, were either filed by or with respect to Electrochemical Industries (1952) Ltd. ("EIL") with the Tel-Aviv Stock Exchange, or distributed by EIL to its security holders, on the date or dates indicated.

                    Item                              Filing/Distribution Date
-----------------------------------------------    -----------------------------
1. Immediate Report filed with the Tel-Aviv
   Stock Exchange                                           June 26, 2003


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                                     ITEM 1

                                                                   June 26, 2003

Securities Authority     Tel-Aviv Stock Exchange   Registrar of Companies
3 Kanfei Nesharim Str.   54 Eha'ad Ha'am Str.      POB 767
JERUSALEM                TEL-AVIV                  JERUSALEM
---------                --------                  ---------

Dear Sir and Madam,

                              Re:  IMMEDIATE REPORT
                                   ----------------

The company hereby notifies that the General Meeting of the Debenture holders (series 3,4,5) which was convened on June 19, 2003 and should have been continued today, was cancelled by the company.

The company confirmed to the Trustees of the above Debentures that a new general meeting will be reconvened in the nearest future, after an alternative resolution will be presented to them not later than July 1, 2003.

In addition, the company hereby reports that on May 18, 2003, Mr. Yona Yahav ceased to be an External Director at EIL, and can not be elected to serve an additional period since he was elected as the Mayor of Haifa city.

                                          Sincerely yours,

                                          Yair Kohavi, Adv.
                                          Corporate Secretary

Contact:  Adv. Yair Kohavi, Corporate Secretary,
          Tel: 972-4-9851497, Fax: 972-4-9815797

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          ELECTROCHEMICAL INDUSTRIES (1952) LTD.



                                          By:         /s/ Yair Kohavi
                                               ---------------------------------
                                                        Yair Kohavi, Adv.
                                                       Corporate Secretary


Date:  June 26, 2003